NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
[redacted]83-8990 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
w.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Exploration Follow-up - Airborne Survey Scheduled

Vancouver, Tuesday August 24, 10 a.m. PST

Novawest Resources Inc., Cascadia International Resources Inc. and Minera Capital Corporation have contracted Aeroquest Ltd. to undertake a 1246 line km deep-penetrating, helicopter-airborne electro-magnetic and magnetic survey on the True North Property beginning the week of August 23, 2004. The property is host to a large, known, magnetic anomaly and previous exploration and drilling of the Company's Raglan properties has indicated the need to undertake this survey. The budget for the airborne is currently set at $175,000 and funding will be jointly supplied by Novawest/Cascadia and will increase the total budget of their 2004 Raglan Exploration Program to $4.67 million.

The True North is a 30,774-acre property located on the North Raglan Trend, adjoining the existing Raglan Assemblage currently being explored by Novawest/Cascadia. The property is held under an option agreement with Minera Capital Corporation who will retain a 30% interest once Novawest/Cascadia have fulfilled their work-commitments of up to the 3-year earn-in period. Novawest and Cascadia will each own half of a 70% interest in the property. Once Novawest/Cascadia have fulfilled their commitments, Minera must begin contributing its portion of exploration and maintenance expenses toward the property.

The 2004 Raglan drill program is progressing very well and producing some encouraging initial results. Two drill rigs are currently in operation on the South Trend and on the North Trend. The company expects to continue drilling until late September.

TSX Venture Exchange Listed - Symbol "**NVE**", S.E.C. Exemption 12(g)3-2(b), Frankfurt Exchange Listed - Symbol "**NWM**" File No. 82-3822 Website - Standard & Poors Listed Dun & Bradstreet Listed

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail the company at **novawest@novawest.com** to be added to the company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

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